Exhibit 99.1

 ASX Market Announcement Entitlement Offer Closes Raising Maximum A$4.5 million Melbourne 25 October 2019: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG, NASDAQ: GENE) is pleased to advise that it has raised the maximum $4.50 million under its Non-renounceable Entitlement Offer (the Entitlement Offer or the Offer) before costs. The 1-for-2 Entitlement Offer to existing Eligible Shareholders at an issue price of 0.4 cents per New Share closed on Tuesday 22 October 2019 raising A$0.786 million, and the Offer was underwritten to amount of A$4.00 million by Lodge Corporate Pty Ltd. The Offer was well supported by existing GTG Shareholders, together with participation from domestic institutional and family office investors as well as existing directors. Proceeds from the Offer will support further development of the Company’s proprietary GeneType genetics risk assessment platform for chronic conditions, and the establishment of a deep pipeline of world leading polygenic risk tests. The funding enables GTG to complete further tests and commence sales of its new generation GeneType tests in Australia and resume sales in the United States following successful NATA and CLIA accreditation. The Company plans on commencing test kit sales in the United States in H1 CY20. GeneType for Breast Cancer and GeneType for Colorectal Cancer are Australia’s first polygenic risk score tests to be approved for sale in Australia and processed in GTG’s NATA accredited laboratory. Completion of the Offer also ensures GTG maintains its NASDAQ listing. GTG's acting Chief Executive Officer Dr George Muchnicki commented saying, "We greatly value the support of our shareholders as well new investors in this capital raise. We are now able to maintain our important NASDAQ listing and focus on our core business strategies and growth opportunities." The updated capital structure for the Company will be: * GTG also has the following unlisted securities currently on issue: 33,000,000 unlisted options; 15,000,000 performance rights; and 16,066,050 warrants. Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328+61 3 8412 7000 Description No of Shares Total number of Shares currently on Issue prior to the Offer 2,938,134,143 Total number of Shares to be issued under the Offer (including shareholder subscriptions, underwriting commitment and placement of the balance up to maximum permitted raising of $4.5 million) 1,125,000,000 Total Shares on Issue after the Offer (after allotments) * 4,063,134,143

Genetic Technologies

Justyn Stedwell
Company Secretary
On behalf of the Board of Directors
Genetic Technologies Limited
25 October 2019

About Genetic Technologies Limited:
Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products. For more information, please visit www.gtglabs.com

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000